

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via E-mail</u>
Ronald Prague
Senior Vice President and General Counsel
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, New Jersey 08807

> **Re: Synchronoss Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 8-K/A filed January 6, 2012**
> **File No. 000-52049**

Dear Mr. Prague:

We have reviewed your letter dated January 6, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2011.

<u>General</u>

1. As previously requested, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 60

2.   We note that set-up fees for transactional service arrangements are recognized over the life of the customer contract. Please tell us your basis for recognizing set-up fees over the life of the customer contract as opposed to recognizing these fees over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

Note 3. Acquisition, page 69

3.   Please tell us what consideration was given to providing the required disclosures under ASC 805-10-50-2(h) related to your acquisitions during 2011 and 2010.

Miyowa S.A. ("Miyowa"), page 69

4.   We note that you allocated $32.4 million of the purchase price to intangible assets. Please tell us what consideration was given to providing disclosure of the amount assigned to each major intangible asset class and the weighted-average amortization period for these assets, in total and by major intangible asset class as required by ASC 350-30-50-1(a).

Note 11. Income Taxes, page 81

5.   We note they you have $10.6 million of undistributed earnings of your foreign subsidiaries that you plan to reinvest indefinitely. Please tell us your consideration for disclosing the amount of your unrecognized deferred liability related to these earnings or including a statement that determination of such amounts are not practicable. Please refer to ASC 740-30-50-2(c).

Part III (Incorporated by reference from definitive proxy statement)

Compensation of Executive Officers

Compensation Discussion and Analysis

Elements of Compensation

Peer Group, page 17

6.   We note your response to prior comment 4. Please provide us with further analysis in support of your conclusion that your comparison of your executive officer compensation program with the compensation paid by the companies in your peer group does not constitute benchmarking as contemplated by Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.05. In this regard, we note the disclosure on page 17 of your definitive proxy statement that your compensation committee references the peer group company data as part of its decision making process when establishing and adjusting executive compensation but does not target any particular percentile in reaching its determinations. In response to prior comment 5, however, you state that Mr. Waldis' target incentive bonus was increased, because it was not in line with that of your peer group.

Annual Cash Incentive Bonus

Target Incentive Bonus Amounts, page 18

7.   In response to prior comment 5, you state that the compensation committee's review of compensation by peer group members did not affect the committee's decision to increase the target bonus of Mr. Waldis. Yet you concluded that the target incentive bonus for Mr. Waldis was not in line with that of its competitors and raised the bonus target for that reason. Please reconcile the apparent inconsistency and disclose the extent to which the competitors' compensation varied from the peer group.

Form 8-K/A filed January 6, 2012

Exhibit 99.1

8.   We note you amended the filing to include a revised independent auditor's report and consent relating to the audit of Osaühing FusionOne Eesti. However, we note that you have not amended Item 9.01 in its entirety in your Form 8-K including the financial statements of FusionOne, Inc. and the related pro forma financial information. Please revise your Form 8-K to include an amendment of Item 9.01 in its entirety.

Ronald Prague
Synchronoss Technologies, Inc.
June 1, 2012
Page 4

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief